# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: New Mountain Guardian Investments III, L.L.C., CIK 0001788186
CUSIP: 000000000
Title of class of securities: Units of Limited Liability Company Interests
Address of issuer's principal executive offices: 1633 BROADWAY, 48TH FLOOR, NEW YORK, New York (NY), 10019
Date of event which requires filing of this statement: 12/17/2024
Amends the filing with accession number 0001104659-20-016798
Filed by CIK 0001781870
Persons authorized to receive notices and communications: Joseph Hartswell, New Mntn Guardian Investments III L.L.C., 1633 Broadway, 48th Floor, New York, New York (NY), 10019, 212-720-0300

## Reporting persons
- New Mountain Guardian III BDC, L.L.C. (CIK 0001781870): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- KLINSKY STEVEN B (CIK 0001018327): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Units of Limited Liability Company Interests
Name of issuer: New Mountain Guardian Investments III, L.L.C.
Address of issuer's principal executive offices: 1633 BROADWAY, 48TH FLOOR, NEW YORK, New York (NY), 10019
Comment:
For clarification, the Reporting Person is New Mountain Guardian Investments III, L.L.C, with CIK 0001788186 and the Issuer is New Mountain Guardian III, B.D.C. with CIK 0001781870. We are filing this way in order to link to the original Schedule 13D filing which was filed incorrectly with the reporting person's CIKs flipped.

This Amendment No. 3 ("Amendment No. 3") amends and supplements the statements on Schedule 13D filed on February 12, 2020, as amended by Amendment No. 1 filed on May 7, 2020, as amended by Amendment No. 2 filed on October 3, 2022 (as so amended, the "Schedule 13D") relating to the units of limited liability company interests (the "Units") of New Mountain Guardian III BDC, L.L.C. (the "Issuer"). Capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings ascribed to them in the Schedule 13D. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D. The principal executive office of the Issuer is 1633 Broadway, 48th Floor, New York, New York 10019.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented with the following:

On December 17, 2024 (the "Closing Date"), New Mountain Private Credit Fund ("NEWCRED") acquired the Issuer pursuant to an Agreement and Plan of Merger dated as of October 11, 2024 (the "Merger Agreement"), by and among the Issuer, NEWCRED, and solely for the limited purposes set forth therein, New Mountain Finance Advisers, L.L.C. ("NMFA"). On the Closing Date, among other things, (a) the Issuer merged with and into NEWCRED (the "Merger") with NEWCRED continuing as the surviving company and (b) each Unit, was, at the option of the holder, either (i) converted into the right to receive an amount in cash equal to the Issuer per Unit net asset value ("NAV") determined as set forth in the Merger Agreement, (ii) transferred to NEWCRED in exchange for shares of beneficial interest of NEWCRED (such transfer, the "Rollover Transaction"), or a combination thereof (the "Unit Merger Consideration").

Reporting Persons executed a subscription agreement for their entire ownership of 28,078,480 Units to be exchanged for shares of beneficial interest of NEWCRED in the Rollover Transaction. Consequently, the 28,078,480 Issuer Units directly held by New Mountain Guardian Investments III, L.L.C. at the time of the Merger were converted into the right to receive the Unit Merger Consideration, and the Reporting Persons no longer beneficially own any Units.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) and (e) of the Schedule 13D is hereby amended and restated as follows:

On the Closing Date following the Merger and as of the date hereof, each of the Reporting do not beneficially own any Units.
Number of shares as to which each person has sole or shared power to vote or dispose: On the Closing Date following the Merger and as of the date hereof, each of the Reporting do not beneficially own any Units.
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transaction in Units during the past 60 days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On the Closing Date, following the Merger, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Units outstanding.

## Signatures
- New Mountain Guardian III BDC, L.L.C.: /s/ Joseph Hartswell, Joseph Hartswell, Authorized Signatory (12/19/2024)
- KLINSKY STEVEN B: /s/ Joseph Hartswell, Joseph Hartswell, Attorney-in-Fact for Steven B. Klinsky (12/19/2024)